UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 January 2008

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


--------------------------------------------------------------------------------


                                 EXHIBIT INDEX


1.  Partial Repurchase announcement dated 03 January 2008
2.  FRN Variable Rate Fix announcement dated 03 January 2008
3.  FRN Variable Rate Fix announcement dated 03 January 2008
4.  FRN Variable Rate Fix announcement dated 03 January 2008
5.  FRN Variable Rate Fix announcement dated 03 January 2008
6.  FRN Variable Rate Fix announcement dated 04 January 2008
7.  FRN Variable Rate Fix announcement dated 04 January 2008
8.  FRN Variable Rate Fix announcement dated 04 January 2008
9.  Partial Repurchase announcement dated 15 January 2008
10. FRN Variable Rate Fix announcement dated 18 January 2008
11. Barclays PLC Full Repurchase announcement dated 18 January 2008
12. FRN Variable Rate Fix announcement dated 18 January 2008
13. Publication of Final Terms announcement dated 22 January 2008
14. Partial Repurchase announcement dated 24 January 2008
15. FRN Variable Rate Fix announcement dated 25 January 2008
16. Publication of Final Terms announcement dated 25 January 2008
17. Partial Repurchase announcement dated 29 January 2008
18. FRN Variable Rate Fix announcement dated 29 January 2008
19. Total Voting Rights announcement dated 31 January 2008
20. Blocklisting Interim Review announcement dated 31 January 2008
21. Blocklisting Interim Review announcement dated 31 January 2008
22. Blocklisting Interim Review announcement dated 31 January 2008
23. Blocklisting Interim Review announcement dated 31 January 2008
24. Blocklisting Interim Review announcement dated 31 January 2008

--------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: February 01 2008                             By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: February 01 2008                             By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit 1

Barclays Bank Plc BARCLAYS - Series 7199 - ISIN XS0269320767
- Maturity Date 3 APRIL 2008 - EUR 7,421,000

Please be advised the following issue has been repurchased for EUR 110,000 on 12 DECEMBER 2007. The outstanding balance will therefore be EUR 7,311,000 Please amend your records accordingly

Exhibit 2 FRN Variable Rate Fix


Barclays Bank PLC


Issue Name:                Barclays Bank PLC

                           Series 86
                           EUR 100,000,000 Subordinated Floating Rate Notes due March, 2021

ISIN Code:                 XS0126504421

Interest Rate:             5.260000%

Base Rate:                 4.790000%

Interest Period:           24-Dec-07 to 25-Mar-08

Day Count Method:          Actual/360

Number of Days In period:  92

Interest Payment Date:     25-Mar-08

Denomination:              Coupon

10,000.00                  EUR  134.42

Exhibit 3 FRN Variable Rate Fix

Barclays Bank PLC


Issue:                     Barclays Bank PLC

                           Series 143
                           EUR 50,000,000 Floating Rate Notes due 2023

ISIN Code:                 XS0183122398

Interest Rate:             5.140000%

Base Rate:                 4.790000%

Interest Period:           24-Dec-07 to 24-Mar-08

Day Count Method:          Actual/360

Number of Days In period:  92

Interest Payment Date:     25-Mar-08

Denomination:              Coupon

10,000.00                  EUR  131.36

Exhibit 4  FRN Variable Rate Fix

Barclays Bank PLC

Issue:                     Barclays Bank PLC

                           Series 78
                           EUR 100,000,000 Subordinated Floating Rate Notes due 2040

ISIN Code:                 XS0122679243

Interest Rate:             5.116000%

Base Rate:                 4.726000%

Interest Period:           28-Dec-07 to 28-Mar-08

Day Count Method:          Actual/360

Number of Days In period:  91

Interest Payment Date:     28-Mar-08

Denomination:              Coupon

1,000,000.00               EUR  13,030.69

Exhibit 5  FRN Variable Rate Fix

Barclays Bank PLC

Issue Name:               Barclays Bank Plc

                          Series 146
                          GBP 65,000,000 Floating Rate Notes due 2009

ISIN Code:                XS0194177944

Interest Rate:            6.071250%

Base Rate:                6.061250%

Interest Period:          24-Dec-07 to 25-Mar-08

Day Count Method:         Actual/365 (Fixed)

Number of Days in Period: 92

Payment Date:             25-Mar-08

Denomination:      Coupon:
----------------   ----------------
      10,000.00    GBP     153.03

Exhibit 6  FRN Variable Rate Fix

Barclays Bank PLC


                                 RATE FIX NOTICE

Issue Name:                      BARCLAYS BANK PLC

                                 Series 161
                                 GBP 1,250,000,000.00 Floating Rate Notes Due
                                 2010 under the GBP 30,000,000,000 Debt Issuance Programme

ISIN Code:                       XS0308497014

Interest Rate:                   5.910000

Base Rate:                       5.890000

Interest Period:                 2-Jan-08 to 2-Apr-08

Day Count Method:                Actual/365L

Number of Days in Period:        91

Payment Date:                    2-Apr-08

Denomination:                    Coupon:
-------------------------------  -----------------------------------------------
1,000.00  GBP                    14.69

Exhibit 7  FRN Variable Rate Fix

Barclays Bank PLC


                                 RATE FIX NOTICE
Issue Name:                      BARCLAYS BANK PLC
                                 Series 135
                                 JPY 5,500,000,000.00 Floating Rate Step Up
                                  Callable Notes due 2013

ISIN Code:                       XS0171509366

Interest Rate:                   1.176250

Base Rate:                       0.896250

Interest Period:                 4-Jan-08 to 3-Apr-08

Day Count Method:                Actual/360

Number of Days in Period:        90

Payment Date:                    3-Apr-08

Denomination:                    Coupon:
-------------------------------  -----------------------------------------------
1,000,000.00  JPY                2,940.00

Exhibit 8  FRN Variable Rate Fix

Barclays Bank PLC


                                 RATE FIX NOTICE
Issue Name:                      Barclays Bank Plc
                                 Series 132
                                 EUR 40,000,000.00 Floating Rate Subordinated
                                  Notes due 2018

ISIN Code:                       XS0170401623

Interest Rate:                   5.357000%

Base Rate:                       4.917000%

Interest Period:                 19-Dec-07 to 19-Jun-08

Day Count Method:                Actual/360

Number of Days in Period:        183

Payment Date:                    19-Jun-2008

Denomination:                    Coupon:
-------------------------------  -----------------------------------------------
100,000.00  EUR                  2,723.14

Exhibit 9  Partial Repurchase


Barclays Bank PLC


BARCLAYS - Series 6828 - ISIN XS0263490871 - Maturity Date 23
           OCTOBER 2008 - EUR 4,526,000

Please be advised the following issue has been repurchased for EUR 8,000 on 11 JANUARY 2008.

The outstanding balance will therefore be EUR 4,518,000.

Exhibit 10  FRN Variable Rate Fix


Barclays Bank PLC


                           RATE FIX NOTICE
                           Barclays Bank Plc
Issue Name:                USD 600,000,000 Undated Floating Rate
                            Primary Capital Notes

ISIN Code:                 GB0000779529

Interest Rate:             4.000000%

Base Rate:                 3.750000%

Interest Period:           18-Jan-08 to 18-Jul-08

Day Count Method:          Actual/360

Number of Days in Period:  182

Payment Date:              18-Jan-2008

Denomination:              Coupon:

10,000.00 USD              202.22

100,000.00 USD             2,022.20


Exhibit 11  Full Repurchase


Barclays Plc


                   Barclays - Series 2006 BY ISIN XS0255122607

          Maturity Date 20 September 2009 - O/S Nominal USD 25,000,000

Please be advised the following issue has been repurchased for USD 25,000,000 on 16 January 2008

The outstanding balance will therefore be ZERO

Please amend your records accordingly.

Exhibit 12  FRN Variable Rate Fix

Barclays Bank PLC

                                 RATE FIX NOTICE

Issue Name:                      Barclays Bank PLC
                                 Series 157
                                 EUR 1,250,000,000.00 Callable Floating Rate
                                 Subordinated Notes due 2016

ISIN Code:                       XS0240949791

Interest Rate:                   4.621

Base Rate:                       4.446

Interest Period:                 21-Jan-08 to 21-Apr-08

Day Count Method:                Actual/360

Number of Days in Period:        91

Payment Date:                    21-Apr-08

Denomination:                    Coupon:
-------------------------------  -----------------------------------------------
50,000.00  EUR                   584.04

Exhibit 13  Publication of Final Terms

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of EUR 1,750,000,000 6.00 per cent. Fixed Rate Subordinated Notes due 2018 under the Barclays Bank PLC GBP30,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3174m_-2008-1-22.pdf


For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP


DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus dated 7 June 2007 for the Barclays Bank PLC GBP30,000,000,000 Debt Issuance Programme) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 14 Partial Repurchase


Barclays Bank Plc

BARCLAYS - Series 7199 - ISIN XS0269320767 - Maturity Date 3 April 2008 - EUR 7,311,000

Please be advised the following issue has been repurchased for EUR 10,000 on 22 JANUARY 2008.

The outstanding balance will therefore be EUR 7,301,000

Please amend your records accordingly.

Exhibit 15 FRN Variable Rate Fix


Barclays Bank PLC

As  Agent  Bank,  please  be  advised  of  the  following  rate  determined  on:
23-Jan-2008

Issue                     : Barclays Bank plc - Series 165
                            EUR 100,000,000.00 CMS-linked Notes due
                            25 Jan 2018
ISIN Number               : XS0342861670
Common Code / 144A ISIN   : 34286167
Issue Nomin USD           : 100,000,000.00
Period                    : 25-Jan-2008 to 26-Jan-2009 Payment Date 26-Jan- 2009
Number of Days            : 367
Rate                      : 5
Denomination USD          : 50,000.00           : 100,000,000.00
Amount Payable per        : 2,500.00            : 5,000,000.00
Denomination

Bank of New York Rate Fix Desk           Telephone :     44 1202 689580
Corporate Trust Services                 Facsimile :     44 1202 689601

Exhibit 16 Publication of Final Terms


Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final  Terms in  relation  to  Barclays  Bank  PLC's  issue  of EUR  100,000,000
CMS-Linked   Subordinated   Notes  due  2018   under  the   Barclays   Bank  PLC
GBP30,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

www.rns-pdf.londonstockexchange.com/rns/5783m_-2008-1-25.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries
(specified in the Prospectus dated 7 June 2007 for the Barclays Bank PLC GBP30,000,000,000 Debt Issuance Programme) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 17 Partial Repurchase


BARCLAYS BANK PLC

BARCLAYS - Series 6747 - ISIN XS0262149049 - MAturity Date 31 JANUARY 2008. - EUR 4,000,000

Please be advised the following issue has been repurchased for EUR 1,500,000 on 31 JANUARY 2008.

The outstanding balance will therefore be EUR 2,500,000

Exhibit 18 FRN Variable Rate Fix


Barclays Bank PLC

Issue Name:                   BARCLAYS BANK PLC
                              GBP 200,000,000 Undated Floating Rate Primary
                              Capital Notes Series 3

ISIN Code:                    XS00015014615
Interest Rate:                6.262500%
Base Rate:                    5.562500%
Interest Period:              31-Jan-08 to 30-Apr-08
Day Count Method:             Actual/365L
Number of Days in Period:     90
Payment Date:                 30-Apr-08

Denomination:                 Coupon:
-------------------------     ---------------------------------------------
250,000.00                    GBP 3,849.90

Exhibit 19 Total Voting Rights


                                                                 31 January 2008


                    Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 6,575,046,557 ordinary shares with voting rights and 875,000 staff shares with voting rights as at 30 January 2008. There are no ordinary shares held in Treasury.

Therefore, the total number of voting rights in Barclays PLC is 6,575,921,557.

The above figure (6,575,921,557) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.

Exhibit 20 Blocklisting Interim Review


                        BLOCK LISTING SIX MONTHLY RETURN


To: The FSA

Date: __31 January 2008__

Name of applicant:                     Barclays PLC

Name of scheme:                        Barclays Incentive Share Option Plan

Period of return:                      From:01.07.07 To:31.12.07

Balance under scheme from previous
return:                                5,581,264 Ordinary Shares of 0.25p each

The amount by which the block scheme
has been increased, if the scheme has
been increased since the date of the
last return:                            Not applicable

Number of securities issued/allotted
under scheme during period:            1,560,715 Ordinary Shares of 0.25p each

Balance under scheme not yet issued/
allotted at end of period:             4,020,549 Ordinary Shares of 0.25p each

Number and class of securities
originally listed and the date of
admission:                           600,000 Ordinary Shares of GBP1 on 06.10.99
                                     750,000 Ordinary Shares of GBP1 on 09.11.01
                             2,340,300 Ordinary Shares of 0.25p each on 29.04.02 2,000,000 Ordinary Shares of 0.25p each on 10.07.03 2,500,000 Ordinary Shares of 0.25p each on 22.07.04
                             2,000,000 Ordinary Shares of 0.25p each on 04.11.04
                               500,000 Ordinary Shares of 0.25p each on 16.08.05
                             2,000,000 Ordinary Shares of 0.25p each on 31.08.05
                             5,000,000 Ordinary Shares of 0.25p each on 28.11.05
                            14,000,000 Ordinary Shares of 0.25p each on 06.03.06
                             2,500,000 Ordinary Shares of 0.25p each on 09.08.06
                            10,000,000 Ordinary Shares of 0.25p each on 27.10.06
                            10,000,000 Ordinary Shares of 0.25p each on 10.04.07

Total number of
securities in issue at
the end of the period:               6,600,181,801

Name of contact:                     Marie Smith
Address of contact:                  1 Churchill Place, London E14 5HP
Telephone number of contact:         020 7116 2907


SIGNED BY ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer,

for and on behalf of


_Barclays PLC______________________________________________

Name of applicant


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Exhibit 21 Blocklisting Interim Review


                        BLOCK LISTING SIX MONTHLY RETURN

To: The FSA

Date: __31 January 2008__

Name of applicant:                   Barclays PLC

Name of scheme:                      Woolwich Executive Share Option Plan (ESOP)

Period of return:                    From:01.07.07   To:31.12.07

Balance under scheme from previous
return:                              434,616 Ordinary Shares of 0.25p each

The amount by which the
block scheme has been
increased, if the scheme
has been increased since
the date of the last
return:                              0

Number of securities issued/allotted
under scheme during period:          32,224 Ordinary Shares of 0.25p each

Balance under scheme not yet issued/
allotted at end of period:           402, 392 Ordinary Shares of 0.25p each

Number and class of securities
originally listed and the date of
admission:                           600,000 Ordinary Shares of GBP1 on 06.10.99
                                     750,000 Ordinary Shares of GBP1 on 09.11.01
                             2,340,300 Ordinary Shares of 0.25p each on 29.04.02 2,000,000 Ordinary Shares of 0.25p each on 10.07.03 5,000,000 Ordinary Shares of 0.25p each on 12.11.03
                               500,000 Ordinary Shares of 0.25p each on 31.08.05 500,000 Ordinary Shares of 0.25p each on 28.11.05 250,000 Ordinary Shares of 0.25p each on 06.03.06
Total number of securities
in issue at the end of the
period:                              6,600,181,801

Name of contact:                     Marie Smith
Address of contact:                  1 Churchill Place, London E14 5HP
Telephone number of contact:         020 7116 2907


SIGNED BY ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer,

for and on behalf of


_Barclays PLC______________________________________________

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Exhibit 22 Blocklisting Interim Review


                        BLOCK LISTING SIX MONTHLY RETURN


To: The FSA

Date: __31 January 2008__

Name of applicant:                    Barclays PLC

Name of scheme:                       Renewed 1986 Executive Share Option Scheme

Period of return:                     From:01.07.07 To:31.12.07

Balance under scheme from previous
return:                               1,137,480 Ordinary Shares of 0.25p each

The amount by which the block scheme
has been increased, if the scheme has
been increased since the date of the
last return:                          Not applicable

Number of securities issued/allotted
under scheme during period:           87,288 Ordinary Shares of 0.25p each

Balance under scheme not yet issued/
allotted at end of period:            1,050,192 Ordinary Shares of 0.25p each

Number and class of securities
originally listed and the date of
admission:                           600,000 Ordinary Shares of GBP1 on 06.10.99
                                     750,000 Ordinary Shares of GBP1 on 09.11.01
                             2,340,300 Ordinary Shares of 0.25p each on 29.04.02
                             2,000,000 Ordinary Shares of 0.25p each on 12.11.03
                               500,000 Ordinary Shares of 0.25p each on 31.08.05
                             1,000,000 Ordinary Shares of 0.25p each on 28.11.05
                               700,000 Ordinary Shares of 0.25p each on 06.03.06
                               500,000 Ordinary Shares of 0.25p each on 10.04.07
Total number of securities
in issue at the end of the
period:                              6,600,181,801

Name of contact:                     Marie Smith
Address of contact:                  1 Churchill Place, London E14 5HP
Telephone number of contact:         020 7116 2907

SIGNED BY ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer,

for and on behalf of


_Barclays PLC______________________________________________

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Exhibit 23 Blocklisting Interim Review

                        BLOCK LISTING SIX MONTHLY RETURN

To: The FSA

Date: __31 January 2008


Name of applicant:                        Barclays PLC

Name of scheme:                           Renewed 1981 & 1991 SAYE Share Option
                                          Scheme

Period of return:                         From:01.07.07 To:31.12.07

Balance under scheme from previous return:6,088,391 Ordinary Shares of 0.25p each

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: 20,000,000 Ordinary Shares of 0.25p each on 18.10.07

Number of securities issued/allotted under
scheme during period:                   16,141,510 Ordinary Shares of 0.25p each

Balance under scheme not yet issued/
allotted at end of period:               9,946,881 Ordinary Shares of 0.25p each

Number and class of securities originally
listed and the date of admission:  9,000,000 Ordinary Shares of GBP1 on 26.10.00
                                   9,000,000 Ordinary Shares of GBP1 on 09.11.01
                             7,334,244 Ordinary Shares of 0.25p each on 29.04.02
                            20,000,000 Ordinary Shares of 0.25p each on 05.11.02
                            25,000,000 Ordinary Shares of 0.25p each on 10.07.03
                             3,000,000 Ordinary Shares of 0.25p each on 22.09.03
                            25,000,000 Ordinary Shares of 0.25p each on 22.07.04
                            25,000,000 Ordinary Shares of 0.25p each on 28.10.05 20,000,000 Ordinary Shares of 0.25p each on 27.10.06
Total number of
securities in issue at
the end of the period:                  6,600,181,801

Name of contact:                        Marie Smith
Address of contact:                     1 Churchill Place, London E14 5HP
Telephone number of contact:            020 7116 2907


SIGNED BY ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer,

for and on behalf of


_Barclays PLC______________________________________________

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Exhibit 24 Blocklisting Interim Review


                        BLOCK LISTING SIX MONTHLY RETURN


To: The FSA

Date: __31 January 2008__


Name of applicant:                     Barclays PLC

Name of scheme:                        Woolwich SAYE Share Option Scheme

Period of return:                      From:01.07.07 To:31.12.07

Balance under scheme from previous     808,581 Ordinary Shares of 0.25p each
return:

The amount by which the
block scheme has been
increased, if the scheme
has been increased since
the date of the last
return:                                0

Number of securities
issued/allotted under
scheme during period:                  0

Balance under scheme not yet issued/
allotted at end of period:             808,581 Ordinary Shares of 0.25p each

Number and class of securities
originally listed and the date of
admission:                           500,000 Ordinary Shares of GBP1 on 26.10.00
                             1,822,748 Ordinary Shares of 0.25p each on 29.04.02
Total number of
securities in issue at
the end of the period:                 6,600,181,801

Name of contact:                       Marie Smith
Address of contact:                    1 Churchill Place, London E14 5HP
Telephone number of contact:           020 7116 2907


SIGNED BY ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer,

for and on behalf of


_Barclays PLC______________________________________________

Name of applicant



If you knowingly or recklessly give false or misleading information you may be liable to prosecution.